Shanda Games’ Subsidiary Actoz Announced the Successful Pricing of Newly Issued Shares

HONG KONG, June 3, 2013 — Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or “the Company”), a leading online game developer, operator and publisher in China, announced today that its majority-owned subsidiary Actoz Soft Co., Ltd. (KOSDAQ: 052790.KQ) fixed the subscription price for the newly issued shares in the recent proposed rights offering in Korea on May 30, 2013.

The subscription price is successfully set to be KRW40,150 (USD35.6) per share. Under the previous announcement, Actoz will issue 1,900,000 new shares, equivalent to an issuance amount of KRW76,285 million (USD67.6 million). The newly raised capital will be used to (i) strengthen Shanda Games’ mobile games strategy by investing in areas including game developments, licensing, investments and acquisitions, and global operation and distribution, and to (ii) repay the majority part of the outstanding payable Actoz owed Shanda Games for acquiring Eyedentity’s 20.5% shares in October 2012. The total cost of acquisition was USD100.3 million and the outstanding payable was approximately USD40 million, which will be paid off after the completion of rights offering. The expected listing date of newly issued shares will be June 25, 2013.

Actoz is a leading mobile game publisher and developer in Korea. Among some of its recent mobile games were “Million Arthur,” “Fallin Fallin” and “Mini Gears.” As of June 3, 2013, Shanda Games owned an approximate 51% stake in Actoz.

This statement is not an offer to sell nor does it seek an offer to buy any securities in the United States or in any jurisdiction where such offer or sale is not permitted. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company's current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company's actual results to be materially different from expectations include but are not limited to the risks set forth in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com

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